# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aevex Corp., CIK 0002096300
CUSIP: 00835T107
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 440 Stevens Avenue, Suite 150, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 04/20/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001331875

## Reporting persons
- Fidelity National Financial, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); sole voting power 5,937,500; shared voting power 0; sole dispositive power 5,937,500; shared dispositive power 0; aggregate amount beneficially owned 5,937,500 (5.2% of the class)
  Comment: The shares reported herein consist solely of shares of Class A Common Stock of AEVEX Corp. ("AEVEX") held by National Alliance Group, LLC, a wholly-owned subsidiary of Fidelity National Financial, Inc.. Pursuant to AEVEX's amended and restated certificate of incorporation, holders of Class A Common Stock and Class B Common Stock are each entitled to one vote per share and vote together as a single class on all matters submitted to a vote of stockholders. As of August 12, 2026, there were 56,470,333 shares of Class A Common Stock and 57,571,367 shares of Class B Common Stock outstanding, for a combined total of 114,041,700 shares of Class A and Class B Common Stock outstanding, as reflected in AEVEX's Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2026. The Reporting Person beneficially owns shares of Class A Common Stock representing approximately 5.2% of the total combined voting power of all outstanding shares of Class A and Class B Common Stock. The Reporting Person does not own any shares of Class B Common Stock.

## Item 1. Issuer
Name of issuer: Aevex Corp.
Address of issuer's principal executive offices: 440 Stevens Avenue, Suite 150, Solana Beach, California, 92075

## Item 2. Person Filing
Name of person filing: Fidelity National Financial, Inc. ("FNF")
Address of principal business office or, if none, residence: 601 Riverside Ave., Jacksonville, Florida 32204
Citizenship: FNF is a Nevada corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,937,500
Percent of class: 5.2%
Sole power to vote or to direct the vote: 5,937,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,937,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The shares reported herein consist solely of shares of Class A Common Stock of AEVEX Corp. ("AEVEX") held by National Alliance Group, LLC, a wholly-owned subsidiary of Fidelity National Financial, Inc.. Pursuant to AEVEX's amended and restated certificate of incorporation, holders of Class A Common Stock and Class B Common Stock are each entitled to one vote per share and vote together as a single class on all matters submitted to a vote of stockholders. As of August 12, 2026, there were 56,470,333 shares of Class A Common Stock and 57,571,367 shares of Class B Common Stock outstanding, for a combined total of 114,041,700 shares of Class A and Class B Common Stock outstanding, as reflected in AEVEX's Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2026. The Reporting Person beneficially owns shares of Class A Common Stock representing approximately 5.2% of the total combined voting power of all outstanding shares of Class A and Class B Common Stock. The Reporting Person does not own any shares of Class B Common Stock.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fidelity National Financial, Inc.: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel and Corporate Secretary (08/14/2026)